August 25, 2017

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attention: Mr. Gus Rodriguez, Accountant Branch Chief

Re: ITAU CORPBANCA (formerly Corpbanca)
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 13, 2017
 File No. 001-32305

Dear Mr. Rodriguez:

We are submitting this letter to respond to the written comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC"), contained in your letter, dated August 15, 2017 (the "Comment Letter"), in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2016 (No. 001-32305) (the "Form 20-F"), filed by Itaú Corpbanca (the "Company" or "we") with the SEC on April 13, 2017.

For your convenience, our response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. The comment from the Comment Letter is restated in bold and italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F. All page number references in the Company's responses are to page numbers in the Form 20-F.

Consolidated Statements of Cash Flows, F-7

1.
We note your response to comment 2 in our letter dated June 27, 2017. Considering paragraphs 17(c) and (d) of IAS 7 clearly indicate that cash proceeds and repayments related to issuing debentures, loans, notes, bonds, mortgages and other short-term and long-term borrowings should be classified within financing activities, we remain unclear why the cash flows are classified within operating activities just because they are inter-related with your loan and investment portfolio. Also, it is unclear how your presentation is consistent with the guidance in paragraphs 13 and 14 of IAS 7, which indicate that operating cash flows are "primarily derived from the principal revenue-producing activities of the entity" and are "a key indicator of the extent to which the operations of an entity have generated sufficient cash flows to repay loans, maintain the operating capability of the entity, pay dividends and make new investments without recourse to external sources of financing." Please explain to us how the accounting literature supports your position:

We acknowledge the Staff's comment and respectfully advise that the Company presents cash proceeds and repayments related to foreign borrowings, repurchase agreements and securities lending as operating activities based on paragraph 14 and paragraph 20 of IAS 7.

Paragraph 14 of IAS 7 states that "Cash flows from operating activities are primarily derived from the principal revenue-producing activities of the entity. Therefore, they generally result from the transactions and other events that enter into the determination of profit or loss" and provides examples of cash flows from operating activities. Among those examples we highlight the following: "c) cash payments to suppliers for goods and services" and "(e) cash receipts and cash payments of an insurance entity for premiums and claims, annuities and other policy benefits."

In both of the examples highlighted above, cash payments for the expenses are directly associated with the revenue-producing activities of the Company and are included as part of cash flows from operating activities. In the case of an industrial or retail company, cash flows from operating activities includes cash payments to suppliers for goods and services (which when expensed are presented as the cost of goods sold for which revenue is recognized in the income statement). In the case of an insurance company cash flows from operating activities includes cash payments for claims (which when expensed are presented as the cost of claims for which premium income is recognized in the income statement).

In case of the Company, the principal revenue-producing activities include granting loans and the related cash flows (cash outflows for loans granted and cash inflows from repayment of loans), which are presented as operating activities. The Company's activity of granting loans encompasses not only the activities with its debtors but also the related activities that provide the funding to the loans granted. Since the funding for granting such loans is provided by, among other sources, foreign borrowings, repurchase agreements and securities lending, the Company presents the related cash flows as operating activities. The Company's accounting policy is supported by paragraph 14 of IAS 7, which states that cash flows from operating activities are "primarily derived from the principal revenue-producing activities of the entity," since the Company's loan granting activity also encompasses obtaining and managing the funding required to grant such loans.

The accounting policy described above is further supported by paragraph 20 of IAS 7, which states (underline added) that "the net cash flow from operating activities is determined by adjusting profit or loss for the effects of: (a) changes during the period in inventories and operating receivables and payables". The Company considers foreign borrowings, repurchase agreements and securities lending as an integral part of our loan granting activities, one of its main revenue-producing activities and an operating activity. The Company considers such activities as an integral part of our loan granting activities because we determine the volume of borrowings, repurchase agreements and securities lending (among other sources of funding) that the Company needs to obtain, renew or repay mainly as a function of our expected net increase or decrease in our loan portfolio. Furthermore, the interest rate the Company is willing to pay on foreign borrowings, repurchase agreements and securities lending is influenced not only by interest market rates, but also by whether we expect to increase our loan portfolio (in which case it may be willing to pay higher interest rates) or to observe a decrease in loans (in which case it would be willing to pay lower interest rates). The Company's policy as to presentation of cash flow from operating activities is further supported by paragraph 20 of IAS 7 because we consider foreign borrowings, repurchase agreements and securities lending as part of our operating liabilities.

We acknowledge that the Staff has pointed to paragraphs 17(c) and (d) of IAS 7, which indicate that cash proceeds and repayments related to issuing debentures, loans, notes, bonds, mortgages and other short-term and long-term borrowings should be classified within financing activities. However, in classifying cash flows from foreign borrowings, repurchase agreements and securities lending as cash flows from operating activities, the Company relied on other specific provisions of IAS 7 which we believe result in a presentation that is more relevant considering the nature of the Company's operating activities and how we manage our operating assets and liabilities.

We respectfully acknowledge that we have found that there is a diversity in practice in global and local banks to classify cash proceeds and repayments related to issuing debentures, loans, notes, bonds, mortgages and other short-term and long-term borrowings in the statement of cash flows.

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We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at Av. Presidente Riesco 5537, 8th floor, Las Condes, Santiago, Chile.

Yours truly,

/s/ Gabriel Moura
Gabriel Moura
Chief Financial Officer
Tel: +562-2686-0082
gabriel.moura@itau.cl

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com